UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

GATSBY DIGITAL, INC.

(Exact name of registrant as specified in its charter)

Commission File No. 024-11292

Delaware	82-4378568
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

28 Liberty St, New York, NY	10005
(Address of principal executive offices)	(Zip Code)

(203) 842-9729
Registrant’s telephone number, including area code

Series A Preferred Stock
(Title of each class of securities issued pursuant to Regulation A)

TABLE OF CONTENTS

BUSINESS	- 1 -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION	- 10 -

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES	-14 -

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS	-17 -

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS	- 18 -

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2021 AND DECEMBER 31, 2020	- 19 -

In this Annual Report, the term “Gatsby,” “we,” “us,” “our,” or “the Company” refers to Gatsby Digital, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE ANNUAL REPORT, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ii

Item 1. Business

Overview

Gatsby Digital, Inc. is the owner and creator of “Gatsby” – a simple, commissions-free, easy-to-use options trading platform focused on making options trading accessible to everyone (the “Gatsby Platform”). The Gatsby Platform makes options trading straightforward by removing the commissions and the jargon that has historically made options trading a dauting task for newcomers. The Gatsby Platform, available as a mobile app that is free to download, allows users to trade options alongside their friends, earn “Gatsby Rewards” points on every trade, and track breaking news and important alerts. While the Gatsby Platform is free to download, several transactional fees are charged to the user. These include the OCC (Options Clearing Corporation) fee of $0.05 per options contract, the aggregate Options Regulatory Fee (ORF Fee) of $0.04 per contract payable to the applicable exchange where the order was executed, a FINRA Trading Activity Fee of $0.002 per contract and an SEC regulatory fee of $0.00207 per $100 of principal traded (on sells only), rounded to the nearest penny. These fees are memorialized on the Gatsby website (www.trygatsby.com/legal) on the “Commission & Fee Schedule” link, and are subject to change at the discretion of the respective bodies that charge these fees.

Gatsby Digital, Inc. was incorporated under the laws of the State of Delaware on February 8, 2018. Gatsby Securities, LLC, the Company’s wholly owned subsidiary, was formed on January 22, 2019, and is a FINRA-licensed broker-dealer approved to facilitate customer self-directed retail stocks and options trading.

Gatsby Digital, Inc. provides the technology and mobile app interfaces for trading options, and Gatsby Securities, LLC., licenses these technologies to be able to provide them to traders. Once Gatsby Securities, LLC has funded a clearing deposit with a clearing broker, it will be introducing trades to that clearing brokerage. Gatsby has a relationship with Apex Clearing, who is well known in the industry for having impressive technologies around clearing, routing, and security for retail trading platforms.

On April 19, 2021 Gatsby signed a digital license and support agreement with Gatsby Securities, LLC for a non-exclusive limited license to access the Gatsby digital platform for its own and its authorized subscribers’ use the Gatsby technology.

The Company’s user base increased by roughly 200% in 2021 from roughly 15,000 users to roughly 30,000 users. However, the Company significantly overestimated the cost of user acquisition at scale. User acquisition costs rose in 2021 largely due to an increase in venture capital funding in the industry as well as changes to iOS privacy rules driving up the cost of social advertising and the Company did not meet its target user number and opted to enter into a merger transaction agreement with eToro, which is expected to close in September 2022. In the Company’s opinion, the merger will help with reducing customer acquisition costs and make its operations more efficient.

Principal Products and Services

The Company’s primary product is the Gatsby Platform – an options trading platform. The Gatsby Platform allows users to trade standardized options contracts on public companies and Exchange Traded Funds (ETFs). Gatsby only allows customers to trade on companies and ETFs that are listed on major US exchanges, including NASDAQ and the NYSE. Gatsby does not allow customers to trade binary options or any other non-standard options products. Non-standard options contracts are options that do not have the standard terms of an options contract, namely 100 shares as the underlying asset. Binary options cannot be exercised to buy or sell any shares. Standard options contracts (i.e. the kind offered on the Gatsby Platform) allow you to trade the underlying asset (the stock or the ETF) that the contract represents.

The Gatsby Platform was launched to the public in December 2019. The Gatsby Platform is currently live and available for download in the Apple App Store and Google Play store (as an application, or app). Since November 2020, we have had over 30,000 downloads, with a big spike in January through March 2020, which coincided with a spike in the popularity of self-directed trading. Since March 2020 up to December 31, 2021, we have had an additional 101,000 downloads. The application stack consists of a mobile application that users can install on their phone, which communicates to Gatsby’s proprietary server application, that manages all customer information and trades. The server application is reliant on a market data provider and a custodian to function. Currently, we rely on two third-party vendors for these services - our market data provider, Quote Media, who provides price quotes for options trades at a cost of $7,125 per month flat fee, as well as the custodian for the Gatsby Platform, Apex Clearing, who provides information on customer accounts and balances. Both services need to be available for the Gatsby Platform to function properly. In the event that one or both services is unavailable, the Gatsby Platform will prompt users to contact customer support. The Company has renewed and renegotiated the agreement with Quote Media and under the new contract Gatsby pays a flat fee of $4,584 per month. The contract will expire on April 30, 2023 In addition, the Company added a second market data vendor named DXfeed, as a back-up data vendor building in an additional layer of redundancy by engaging a secondary (back up) market data provider to support the application in the event of an outage. However, engaging a secondary custodian to back up the primary custodian to the Gatsby Platform (Apex Clearing) is not possible, as the custodian holds all client securities on behalf of customers. The custodian for the Gatsby Platform does however power industry leading applications like Stash, Ally Invest and Sofi. Further, there are numerous custodians that Gatsby could engage to provide the services that Apex Clearing provides, if its services are not adequate for our platform. The Gatsby Platform does not currently include digital asset options trading, or any other digital asset component, and we have no current plans to introduce trading of digital asset options at this time. When signing up for the Gatsby Platform, a user goes to the Apple App Store or Google Play Store and downloads the Gatsby mobile application. From there, the user will be prompted with a series of onboarding questions regarding things like their trading experience, understanding of risk, affiliations with other broker dealers or public companies, etc. The questions walk through the onboarding application and all responses are passed through automated checks until ultimately being reviewed by the Gatsby Securities, LLC brokerage operations team for approval or rejection. Approval or rejection of a user is determined by a suitability analysis based on each user’s submitted answers during the Gatsby onboarding process, where factors such as the users’ net worth, net worth, income, years of trading experience and investing goals (e.g., income generation, growth or speculation) are taken into consideration. An automated analysis is also performed, where the information provided by the user is verified against public and private databases, to help verify that the user is providing accurate information. Finally, a cross check against a ‘bad-actor’ lists on other brokerage platforms of known assailants is performed on the user. If and when a user is approved, they are able to connect their bank account to the Gatsby Platform, fund their account on the Gatsby Platform, account, and proceed to trading options on the Gatsby Platform.

While the Gatsby Platform is commissions-free, several “pass-through” transactional fees are charged to the user. These include the OCC (Options Clearing Corporation) fee of $0.05 per options contract, the aggregate Options Regulatory Fee (ORF Fee) of $0.04 per contract payable to the applicable exchange where the order was executed, a FINRA Trading Activity Fee of $0.002 per contract and an SEC regulatory fee of $0.00207 per $100 of principal traded (on sells only), rounded to the nearest penny. These fees are memorialized on the Gatsby website (www.trygatsby.com/legal) on the “Commission & Fee Schedule” link, and are subject to change at the discretion of the respective bodies that charge these fees.

Payment for Order Flow – Economics of the Gatsby Platform

Gatsby has generated limited revenue from its operations to date. Gatsby, like other commissions-free platforms, intends to generate revenues by “Payment for Order Flow” (PFOF), which is the routing of customer’s orders to market makers who pay a rebate per contract delivered to them. Market makers pay brokerages for their order flow because they need liquidity, which is a typical revenue line item for most brokerages in the United States. In order for Gatsby to begin monetizing via PFOF and start collecting these rebates, we have funded (through Gatsby Securities, LLC) a clearing deposit with a clearing broker. This will allow us to establish the direct relationships to market makers that will pay us these rebates. We have had informal discussions with market makers that we may engage in the future, but have not yet entered into a formal agreement with any market maker. Recently, the Company has begun an integration project with a market maker but formal agreements have not yet been signed. With an engaged clearing broker, Gatsby will be able to engage with market makers directly and start collecting these rebates immediately, without any changes to the current technology of the Gatsby Platform. The only change will simply be an update to the settings in our order management system, which is back-end update, which is removed from the Gatsby Platform itself. Gatsby’s current order flow is 90% “hyper retail” order flow, defined as orders of 5 options contracts or less – which means that 90% of our user’s orders are fewer than 5 contracts. From our discussions with market makers, hyper-retail order flow is more desired by market makers, and Gatsby will enable Gatsby to receive higher-than-average rebates (i.e. $0.50+ per contract as opposed to approximately $0.30 per contract). Gatsby intends to apply $.0.01 of this rebate per contract to the applicable user’s account to provide that customer with a “Gatsby Reward” point, as part of its rewards system, but otherwise intends to keep the entire rebate.

We have identified Apex Clearing as the clearing broker and are utilizing them for this purpose, and we have funded (through Gatsby Securities, LLC) a clearing deposit with Apex Clearing. Apex Clearing has a proven track record having been the clearing broker on record for a number of fast-growing fintech companies and trading platforms over the past decade, including Robinhood and Wealthfront, and a business model that allows them to work with technology-focused startups like Gatsby. Their primary benefit over their competition, is their ability to open accounts without manual intervention or physical paperwork.

Gatsby’s Order Flow Following Clearing Deposit with Clearing Broker

Like most brokerage firms, Gatsby does receive revenues from: (i) interest generated on cash balances in customers’ accounts on the Gatsby Platform, and (ii) interest generated on loans of Gatsby Platform customers’ stock by Apex Clearing. In each case, interest is earned by Apex Clearing, which shares that interest with Gatsby. However, income received by Gatsby from these sources is very small (less than $100 per year combined to date), and therefore does not represent any significant source of revenue for Gatsby currently, nor will it be a significant source of revenue for Gatsby in the future.

Agreements with Service Providers

As described above, Gatsby’s proprietary server application must have a custodian and a market data provider to function. The Company’s arrangements with the third-parties that provide these services currently are described below.

Agreement with Quote Media

The Company has engaged QuoteMedia, Inc. to serve as its market data provider pursuant to a Financial Data Provisions Licensing Agreement. Pursuant to this agreement, QuoteMedia has agreed to provide market data and information applications, data feeds, content solutions, and access to various financial data and information products and services, which enables users on the Gatsby Platform to receive price quotes for options trades. Gatsby pays a flat-fee of $7,125 per month to quote media, and in exchange, QuoteMedia agrees to provide 18 million requests per months (i.e. price quotes for options trades) to Gatsby Platform users.

The term of the agreement began on May 1, 2019 and ended on April 30, 2021.

The Company has renewed and renegotiated the agreement with QuoteMedia and under the new contract Gatsby pays a flat fee of $4,584 per month. The contract will expire on April 30, 2023. Both the Company and QuoteMedia may terminate this agreement in the occurrence of a breach within 30 days’ notice. In addition, the Company added a second market data vendor named DXfeed.

Agreement with Apex Clearing

Apex Clearing Corporation serves as the Company’s custodian.

As a custodian, Apex Clearing provides information on the Gatsby Platform’s customer accounts and balances and holds all client securities on behalf of users of the Gatsby Platform.

On September 13, 2019, Gatsby Securities, LLC entered into an agreement with Apex Clearing for the same custodian services. The initial term of the agreement is four (4) years commencing on the date that Gatsby Securities, LLC went “live” by submitting its first trade to Apex for execution or clearance, which cannot occur until the company funds a $1,000,000 clearing deposit with Apex. The agreement automatically renews for an additional one (1) year term thereafter, unless either party terminates the agreement at least 30 days’ prior to such renewal. After this renewal term, the agreement continues until either party terminates the agreement at will upon thirty (30) days prior written notice to the other party.

Pursuant to this agreement, Gatsby Securities, LLC will pay $15,000 per month minimum clearing fees, and a $0.10 per contract clearing fee to Apex Clearing as compensation for its services (commencing once the agreement goes “live”). The Company also issued warrants to Apex Clearing in connection with this agreement as compensation for Apex Clearing entering into the agreement with Gatsby Securities, LLC.

Planned Products and Services

Gatsby Platform

We plan to continue to develop and improve the Gatsby Platform, as well as expand its current capabilities. Some of our future plans for the Gatsby Platform include:

•	Equities Trading. We have integrated equity securities trading (i.e. stocks) into the Gatsby Platform, allowing our users to buy and sell stocks and Exchange Traded Funds listed on the New York Stock Exchange and Nasdaq Exchange.

•	Options Spreads. In options trading, an option spread is created by the simultaneous purchase and sale of options of the same class on the same underlying security but with different strike prices and/or expiration dates. Options spreads trading is simply an options trading strategy, so it will not require significant development to implement. We have developed an interface for users to construct these types of trades and it became available in December 2020.

•

Fractional Options Trading. We intend to give our users the ability to trade options on a single share of the underlying stock (rather than the standard 100 shares). This is currently undergoing research and scoping, and is not an available feature to users on the Gatsby Platform. Pending milestones in the research, we hope to have this feature available in 2023.

•              Dynamic Suitability. Gatsby is working on a feature called “dynamic suitability” whereby the application analyzes a user’s prior trading history and success (i.e. trading volume and account performance) to allow the user to partake in more sophisticated trade structures that might not be available to other users that do not meet these criteria. Some of these features are deployed in a manual capacity (alerts are presented to suitability team and they can reach out manually) and work is underway to automate many of them. The automated Dynamic Suitability features is rolling out toward the end of 2022.

•	Premium Accounts. Gatsby plans to create “premium” accounts in the future in addition to the standard, free Gatsby Platform accounts. These premium accounts (intended to be titled “Gatsby Gold”) would be available for a monthly fee, and would have enhanced features, such as access to additional market data and third-party research, as well as instant access to funds for trading (i.e. no waiting periods for transfers from the user’s bank to their Gatsby account). Gatsby is planning to launch these features before the end of 2022 and has not begun development on some of these “premium” features.

Organizational Structure

On December 23, 2021, Gatsby filed a Form 1-U with the SEC informing investors of its entry into a merger agreement with various parties related to the eToro Group Ltd. The merger is expected to be completed in September 2022.

Merger Agreement

On December 19, 2021, Gatsby entered into an Agreement and Plan of Merger (the “Merger Agreement”) among eToro US Holdings, Inc., a Delaware corporation (“Acquirer”), eToro US Trading, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquirer (“Merger Sub II”), Project Gefilte Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquirer (“Merger Sub”), the Company, Daisy LLC, a Delaware limited liability company, solely in the agency capacity therein stated (“Securityholders’ Agent”), and eToro Group Ltd., a company organized under the laws of the British Virgin Islands (“eToro”).

The Merger

Pursuant to the Merger Agreement, Merger Sub will merge with and into Gatsby, with Gatsby as the surviving corporation (the “Merger”). Immediately following the Merger, Gatsby will merge with and into Merger Sub II, with Merger Sub II as the surviving company and as a wholly owned subsidiary of Acquirer.

Merger Consideration

The aggregate Merger Consideration payable to the holders of Gatsby common stock and preferred stock (“Stockholders”) and holders of certain options and warrants to acquire common stock of Gatsby (“Optionholders” and “Warrantholders”, and, together with the Stockholders, the “Securityholders”) is $50,000,000, subject to adjustment based upon amounts of cash, debt, working capital and unpaid Merger transaction expenses on Gatsby’s books at the time of the closing of the Merger (“Closing”), as further set forth in the Merger Agreement.

Securityholders that are “accredited investors” or eligible to purchase securities in an “offshore transaction” based upon their responses in a properly completed Investor Questionnaire (“Eligible Holders”), will receive for each share of stock or option held, a mix of cash and common shares of eToro (“eToro Common Stock”). Securityholders that are not Eligible Holders, and certain other Securityholders designated by eToro, are not eligible to receive eToro Common Stock as part of the Merger Consideration, and will receive only cash. The foregoing notwithstanding, in the event of a “Private Company Closing” as such term is defined in the Merger Agreement, all holders of the Company’s Series A Preferred Stock shall receive only cash and no shares of eToro Common Stock. The total value of eToro Common Stock (measured as set forth in the term “Acquirer Parent Share Price” as set forth in the Merger Agreement) received by Eligible Holders, other than holders of Rollover Options, is 50% of the Per Share Merger Consideration, but the percentage of Per Share Merger Consideration that any individual Eligible Holder will receive in the form of eToro Common Stock will exceed 50%, with such percentage increasing depending upon the portion of the Securityholders that receives only cash.

Indemnity Escrow

An amount of cash equal to 15% of the Merger Consideration will be withheld and deposited with the Escrow Agent, to serve as security for the indemnification obligations of the Stockholders and Warrantholders pursuant to the Merger Agreement for a period of 18 months from the Effective Date.

Closing Conditions

The Merger is subject to substantial conditions to Closing as set forth in the Merger Agreement.

Termination

The Acquirer has the right to terminate the Merger Agreement under certain specified circumstances. Either the Acquirer or the Company may terminate the Merger Agreement if the Closing has not occurred within 210 days following the Agreement Date of December 19th, 2021. The parties may extend this date, and are in discussions to do so as of July 6, 2022.

Market

The options industry and particularly retail options have been increasing in volume consistently for the last decade. This growth is anticipated to continue for the foreseeable future as markets become increasingly volatile. We believe there is a huge trend towards young investors joining commission-free options trading apps (such as Robinhood). In the first quarter of 2020, Robinhood users traded 9 times as many shares as E-Trade customers and 40 times as many shares as Charles Schwab customers, per dollar in the average customer account. They also bought and sold 88 times as many risky options contracts as Schwab customers, relative to the average account size, according to an analysis of new filings from nine brokerage firms by the research firm Alphacution for The New York Times, published in a July 2020 article by the New York Times titled “Robinhood Has Lured Young Traders, Sometimes With Devastating Results”. The Company is hoping to capitalize on this growing trend, and attract these young investors to its platform.

From January 1 to June 30, 2021, Gatsby saw an increase in its registered users from roughly 15,000 to roughly 23,000, with corresponding trading activity increasing from 2.85 trades per active user to over 4 trades per active user. Further, as a result of our Regulation A Offering, we have roughly 2,300 new stockholders with a vested interest in the success of the Company, and we believe those investors will help increase engagement with new Gatsby users.

The COVID-19 pandemic has in some ways been beneficial for the Company. The market volatility created by the pandemic has driven options trading volume. The Company experienced 20% month over month growth in options trading volume on the Gatsby Platform in March, April, and May of 2020. Elections and political uncertainty also tend to cause market volatility, which traditionally is beneficial for the options markets – and we expect that we will continue to see options trading volume increase on our platform as divisive political rhetoric continues to be used.

The options trading market has been growing in recent years, and according to Cboe Global Markets projections, 2022 is on track to surpass 2021 in overall volumes. According to a 2020 report by Barron’s magazine, the options market volume took off in 2020 with investors gravitating towards popular stocks. Daily volume in single-stock options averaged 17.3 million contracts during 2020, up 68% from the 10.3 million daily average for 2019. Options trading picked up late in 2020, with December single-stock option volume averaging a record 23.4 million contracts a day, according to data compiled by Cboe Global Markets. Much of the increased activity came from individual investors, who are crucial to our business. Barron’s article described that daily call volume averaged 16.7 million contracts during December, more than double the daily average of 6.8 million for December 2019, while put volume averaged 6.6 million contracts a day in December, up 74% from December 2019’s average of 3.8 million a day. Another contributing factor is the growing popularity of options trading on online trading platforms like Robinhood.

According to a press release published by Options Clearing Corp. in January 2020 titled “OCC Clears Over 4.9 Billion Contracts in 2019”, the total cleared contract volume in 2019 was 4,976,978,704 contracts, the industry's second-highest ever annual volume, down 5.1% compared to 2018's record-breaking pace of 5.24 billion contracts. Gatsby is focused on bringing new options traders to the Gatsby Platform, specifically targeting people that may have some experience with trading or investing, such as crypto traders, of which there are over 22 million in the United States, according to a 2019 report titled “Geographic Distribution of Crypto Traders” published by DataLight in April 2019, or penny-stock traders, who have seen outsized returns over the past 6 months due to penny-stocks outperforming the market according to a June 2020 CNBC report titled “Market gone wild: Penny stocks are up nearly 80% on average in the last week”.

We believe that, while risky, options trading can make up a powerful tool in a retail investors portfolio and can achieve benefits that are not available by trading stocks or crypto alone. These include the ability to hedge against downside in the markets or in a specific stock, or to increase the yield on their portfolio. With a strong focus on suitability and education, Gatsby aims to help new options traders tap into those benefits while at the same time understanding the inherent risk.

We’re focused on bringing new options traders to the market because we believe this to be an under penetrated segment of the market. We believe that because of the relatively high learning curve to becoming an options trader, users turn to other assets like crypto-currencies and stocks, which we believe do not provide the same benefits as options, such as greater flexibility and freedom of execution. We believe stock-traders and crypto-traders are already interested in investing by virtue of these activities and therefore we believe we would be able to convert them into Gatsby Platform users more easily than individuals that have no experience with investing.

Some of Gatsby’s initial funding came from banks and venture tech investors, that, while only holding small positions, emphasizes management's belief that there is a market niche that Gatsby can service.

Sales and Marketing

We market the Gatsby Platform via online advertisements on Facebook, Google, Instagram, and Reddit. In our efforts to capture users for the Gatsby Platform, we may partner with content creators (such as YouTube personalities) and publishers to produce educational consent, which we hope will pique interest in options trading and our platform.

Competition

We face competition from large, well-known companies in the brokerage industry as a whole, such as Charles Schwab (owner of TD Ameritrade) and Morgan Stanley (owner of eTrade). We view our biggest competitors as Robinhood and WeBull, as these are large, well-known companies offering commission-free mobile trading platforms, targeting the same young, new generation of investors that we are currently targeting.

Our Advantage

We believe Gatsby’s principal advantages over its competition are threefold: Gatsby is simple, social, and commissions-free.

Simple. Gatsby provides options trading tailored for a new generation of investors. By providing a sleek, simple interface and avoiding use of industry jargon that is so commonly used by our competitors, we believe the Gatsby Platform makes option trading accessible to everyone, and not just professionals.

Social: The Gatsby Platform functions as a social platform, allowing users to trade alongside their friends and share details of their executed trades with their friends on the platform. Trades on the Gatsby Platform are visible on a social feed in the app (similar to Venmo) and users can like / copy each other’s trades. The Gatsby Platform also provides a community forum, allowing users to react to breaking news and corporate reports in real time on the platform. (For example, users can comment on trades they make to explain their reasoning for making the trade, which other users on the platform can see and interact with). Gatsby is unaware of any other similar company providing social features like the ones available on the Gatsby Platform.

Commissions-Free. Gatsby does not charge any commissions or contract fees, and the app is free to download on the App Store (Apple) or Google Play (Android). Traders are only required to deposit a minimum of $10 in order to create an account. (Note: $0 in commissions are charged on self-directed individual cash brokerage accounts that trade U.S. listed securities. SEC, OCC, exchange & FINRA fees may apply to certain transactions.) Gatsby, like most introducing brokers, makes money by directing customer order flow and receiving rebates from market makers (e.g. Citadel, Wolverine, Susquehanna). The Company cannot currently collect the rebates being generated on the platform but will be able to once it funds a clearing deposit with a clearing broker, such as Apex Clearing. The Company currently does not collect rebates from market makers, but has received non-binding term sheet offers from multiple firms for $0.50 per contract or more across the full spectrum of order flow. The Company will enter into agreements with market makers after the Company fulfills the full clearing deposit with Apex Clearing, at which point the rebates can be collected by the Company.

While other companies do offer commission-free options trading platforms (such as WeBull and Robinhood), Gatsby provides features and functionality that these companies do not provide, including a scenario profit calculator that outlines the potential returns for every option contract based on various stock movement scenarios, a social feed, improved customer service with two dedicated registered securities principals who answer phone messages and email support requests within 24 hours, and our Gatsby Rewards Points that customers earn for each trade that can be redeemed for gift cards (described in greater detail below). We believe our customer service is a significant value add to our customers (compared to that of competitors such as Robinhood and WeBull) as we provide instant chat and on demand phone support powered by Zendesk, a third-party software application that helps us organize and respond to customer support requests. We intend to scale the resources for customer support as the Gatsby user base grows. All of our customer service representatives have extensive options experience. As we grow, we plan to continue focusing heavily on providing easy access to experiences customer service representatives.

Gatsby Rewards

The Company has implemented a rewards program called “Gatsby Rewards”, in which each Gatsby Platform user receives one “Gatsby Rewards Point” for each contract traded on the Gatsby Platform. These Gatsby Rewards Points are collected and tracked in the Gatsby Platform mobile app, and at certain thresholds trigger rewards, such as a gift card to Amazon. The first threshold is 500 Gatsby Rewards Points, where one point is awarded for every contract that a user trades (up to 50 contracts in a single trade). 500 points can be redeemed for a $5.00 Amazon gift card. The next milestone is 2500 points (an additional 2,000 points), which can be redeemed for a $20 Amazon gift card. Thereafter, users can continue to redeem Gatsby Rewards Points in denominations of 2,000 for $20.00 Amazon gift cards. The points earned through the Gatsby Rewards program do not expire, and are not transferrable to anyone but the trader to whom the points were issued. When a user hits a threshold, Gatsby purchases a gift card to budget for that milestone being redeemed in the future. We expect the costs we will incur for purchasing such gift cards for which outstanding rewards points can be redeemed in the future will be roughly $10,000 per year.  In 2021, approximately 1,132,060 rewards points have been redeemed by our users, compared to 97,500 rewards points in 2020.

Gatsby Rewards, on top of sharing revenue with the customer, is designed to create a "gamified" experience similar to the rewards systems popular in mobile gaming platforms, where users receive rewards for interacting the application in order to create an engaging user experience.

Distribution

The Gatsby Platform is downloadable as a mobile app for both iOS and Android, and is available for download on both the App Store and Google Play.

Employees

The Company currently has 14 full-time employees (consisting of three officers of the Company and two registered representatives) including additional operations personnel and four developers added in 2021. The officers of the Company either work either remotely or at the Company’s headquarters at 28 Liberty St, New York, NY 10005. The Company utilizes third-party contractors for certain technology development work.

The Company has not entered into formal employment agreements with any of its executive officers or directors.

Registered Representatives

Gatsby currently employs 4 registered securities principals that are each registered representatives Gatsby Securities, LLC. Each of these individuals are registered general securities principals and supervisors, and one is a registered options principals. Each of these individuals manage all regulated functions inside of the Office of Supervisory Jurisdiction Branch Office and within Gatsby’s broker-dealer subsidiary (Gatsby Securities, LLC), each of work from 44 S Broadway, White Plains, NY 10601. This includes client communications, compliance functions, suitability checks, archives, customer support and all other regulated securities activities.

The Company migrated its customers from ViewTrade to Gatsby Securities, LLC and both registered representatives are solely registered representatives of Gatsby Securities, LLC.

Regulation

Operation of the Gatsby Platform is currently handled by the Company’s wholly-owned subsidiary, Gatsby Securities, LLC, is a FINRA-licensed broker-dealer approved to facilitate customer self-directed retail stocks and options trading.

Gatsby Securities has registered as a broker-dealer with the SEC and became a member of FINRA in 2021. The registration process not only includes registering with the SEC, which we have completed, but also requires membership in a self-regulatory organization (in our case, we are a member of FINRA) and in the Securities Investor Protection Corporation (“SIPC”), compliance with state requirements and making sure that our associate persons satisfy all applicable qualification requirements.

SEC Requirements

Since Gatsby Securities became a broker-dealer, it is required to comply with extensive SEC regulations with respect to its conduct and the processing of transactions. These include requirements related to conduct, financial responsibility, and other requirements such as those that relate to communications, anti-money laundering (AML) and ongoing internal controls and governance.

Conduct Requirements

In general, many of the rules that govern broker-dealers stem from antifraud provisions; these requirements are broad in scope and prohibit misstatements or misleading omissions of material facts, and fraudulent or manipulative acts and practices, in connection with the purchase or sale of securities. Specifically, the following rules apply:

•	Section 9(a) prohibits particular manipulative practices regarding securities registered on a national securities exchange.

•	Section 10(b) prohibits the use of “any manipulative or deceptive device or contrivance” in connection with the purchase or sale of any security.

•	Section 15(c)(1) prohibits broker-dealers from effecting transactions in, or inducing the purchase or sale of, any security by means of “any manipulative, deceptive or other fraudulent device” in over-the-counter markets

•	Section 15(c)(2) prohibits a broker-dealer from making fictitious quotes in over-the-counter markets

In order to comply with the antifraud specific requirements include those related to:

•	fair dealing (e.g., a duty of fair dealing includes charging reasonable fees, promptness of executive orders, and disclosing specified material information as well as any conflict of interest);

•	best interests (e.g., a duty to act in the “best interests” of the retail customer, which includes certain disclosure and care obligation and compliance obligations as well as maintaining policies and procedures to minimize the effects, if any, of conflicts of interest);

•	execution (e.g., a duty of execution requires that based on the circumstances requirement to find the most favorable terms for a customer;

•	customer confirmation (e.g., at or before the completion of transaction certain information must be provided to customers, including specifics on the sale, the payment that the broker-dealer receives, etc.);

•	disclosure of credit terms;

•	restrictions on short sales;

•	trading during an offering; and

•	restrictions on insider trading.

Finally, broker-dealers are governed by requirements regulating employees and individuals associated with the broker-dealer.

Financial Responsibility Requirements

Financial responsibility and operations requirements include: net capital requirements, margin requirements, customer protection requirements (e.g., reserve account and segregation of customer assets), risk assessment requirements, financial reporting (including an independent audit), and recordkeeping requirements.

Other Requirements

Broker-dealers are subject to a host of other rules and requirements including: mandatory arbitration, submitting for SEC and FINRA examinations, maintain and reporting information on the broker-dealers affiliates (in our case, this includes the parent organization as well as the other subsidiaries), following electronic media and communication guidelines as well as maintaining an AML program.

FINRA Requirements

Since our subsidiary became a broker-dealer member of FINRA, our subsidiary has been subject to its supervisory authority and is required to comply with FINRA’s broker-dealer requirements. Some of those rules are also applicable to the company itself, as an entity associated with the broker-dealer. These requirements include many similar requirements to those of the SEC, and in many cases are broader in scope and provide more specificity. FINRA also has rules regarding conduct, compliance and codes of procedure. For instance, FINRA members must comply with NASD’s Rules of Fair Practice, which broadly speaking requires broker-dealers to observe high standards of commercial honor and just and equitable principles of trade in conducting their business. There are also rules that relate to use of manipulative, deceptive or other fraudulent devices, suitability, payments to unregistered persons, know your customer, supervision of our employees and responsibilities related to associated persons, financial soundness, recordkeeping, maintaining procedures, arbitration for customer disputes, AML and submitting to ongoing supervision.

Liability

Under our arrangements that do not use the services of our broker-dealer subsidiary, Section 12(a)(2) of the Securities Act, which applies to Regulation A, imposes liability for misleading statements not only on the issuers of securities but also on “sellers,” which includes brokers involved in soliciting an offering. Rule 10b-5 under the Exchange Act generally imposes liability on persons who “make” statements. Currently, the information presented on our platform is drafted by the issuers themselves. Additional liability may arise from as-yet untested provisions such as Section 9(a)(4) of the Exchange Act, discussed above.

Broker-dealers are subject to heightened standards of liability. Not only do we have potential liability under Section 12(a)(2) but we also are subject to liability under Rule 10b-5. Broker-dealers may also be subject to liability for failure to comply with SEC and FINRA requirements, including claims that we can be held liable for the behavior of our agents (control person liability), claims regarding unsuitable recommendations, violations of margin rules, breach of contract, common law claims of fraud and various claims under state laws.

“Copycat” Trading – Special Considerations for Social Features of the Gatsby Platform

The Gatsby Platform offers social features, allowing users to trade alongside their friends and share details of their executed trades with their friends on the platform. Trades on the Gatsby Platform are visible on a social feed in the app (similar to Venmo) and users can like / copy each other’s trades. FINRA has issued guidance on “Copycat” trading – i.e. users automatically “following” other users and buying / selling the securities that the “leader” user buys and sells. This is widely done in Europe with platforms like Etoro – however, the current FINRA guidance indicates that this will constitute “investment advice” and the “leader” user would be required to be registered. We do not automatically execute or even suggest any trades to any users. Users can simply see the trades of other users (who have opted to make their trades visible) at which point the user can decide to factor that trade into their decision making. Our compliance team believes this is well within the guidelines of current FINRA and SEC regulation. FINRA has also seen a demo of the Gatsby Platform (when Gatsby Securities, LLC applied for its broker-dealer license) and this demo included the social features described above.

Intellectual Property

Gatsby Digital does not currently hold any issued patents. The Company owns a trademark, information for which is summarized in the table below.

ID Type	Registration Number	Word Mark	Registration Date
Trademark	88261722	Gatsby	October 15, 2019

Litigation

From time to time, the Company may be involved in a variety of legal matters that arise in the normal course of business. The Company is not currently involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors discussed elsewhere in this Annual Report.

Overview

Gatsby Digital, Inc. is the owner and creator of “Gatsby” – a simple, commissions-free, easy-to-use options trading platform focused on making options trading accessible to everyone (the “Gatsby Platform”). The Gatsby Platform makes options trading straightforward by removing the commissions and the jargon that has historically made options trading a dauting task for newcomers. The Gatsby Platform, available as a mobile app, allows users to trade options alongside their friends, earn “Gatsby Rewards” points on every trade, and track breaking news and important alerts. While the Gatsby Platform is free to download, several transactional fees are charged to the user. These include the OCC (Options Clearing Corporation) fee of $0.05 per options contract, the aggregate Options Regulatory Fee (ORF Fee) of $0.04 per contract payable to the applicable exchange where the order was executed, a FINRA Trading Activity Fee of $0.002 per contract and an SEC regulatory fee of $0.00207 per $100 of principal traded (on sells only), rounded to the nearest penny. These fees are memorialized on the Gatsby website (www.trygatsby.com/legal) on the “Commission & Fee Schedule” link, and are subject to change at the discretion of the respective bodies that charge these fees. Gatsby Digital, Inc. was incorporated under the laws of the State of Delaware on February 8, 2018. Gatsby Securities, LLC, the Company’s wholly-owned subsidiary, was formed on January 22, 2019, and is a FINRA-licensed broker-dealer approved to facilitate customer self-directed retail stocks and options trading, licensed May 27, 2020.

Results of Operations

Gatsby Digital, Inc. is in an early stage of development. The Company generated limited revenues for the year ended December 31, 2021 and no revenues for the year ended 2020.

Our operating expenses currently consist of general and administrative expenses, sales and marketing expenses, and research and development expenses. It should be noted that the first recorded transactions on the Gatsby Platform did not occur until November 2019.

Year ended December 31, 2021 Compared to Year ended December 31, 2020

Revenues: The Company began generating revenues in 2021. During the year ended December 31, 2021, we recorded total net revenues of $76,173, with $75,238 being transaction-based revenues. We did not record any costs of revenues.

General and Administrative Expenses: General administrative expenses were $3,264,156 for the year ended December 31, 2021 compared to $1,148,559 for the year ended December 31, 2020 – an increase of $2,115,597. Since our inception in February 2018, general and administrative expenses primarily consisted of compensation to software development contractors to build and develop the Gatsby Platform, salaries, business development, data vendors, rent, and payments to necessary software vendors operate the Gatsby Platform. The increase in general and administrative expenses from 2020 to 2021 is primarily the result of scaling up our business operations as following the launch of our Gatsby Platform in December 2019. The Company has spent on building its userbase, expanding the functionality of its main product (the Gatsby Options Trading Mobile App) and building the team.

Sales and Marketing Expenses: Sales and marketing expenses were $480,089 for the year ended December 31, 2021 compared to $272,100 for the year ended December 31, 2020 – an increase of $207,989. Sales and marketing expenses have consisted primarily of online advertisements on Facebook, Google, Instagram, and Reddit. The increase in sales and marketing expenses in 2021 is the result of expanding the Gatsby Platform’s functionality and further increase of our marketing efforts in order to increase our user base.

Research and Development Expenses: Research and development expenses were $400,454 for the year ended December 31, 2021 compared to $470,179 for the year ended December 31, 2020 – a decrease of $69,725. Research and development expenses to date have consisted primarily of compensation to software development to build and develop and scale up the Gatsby Platform, which was launched in December 2019. These expenses were slightly reduced during 2021.

As a result of the foregoing, the Company generated a net loss of $4,473,457 for the year ended December 31, 2021 compared to a net loss of $1,974,318 for the year ended December 31, 2020, a $2,499,139 increase in net loss.

Since the end of the period covered by our consolidated financial statements, our legal and professional, research and development, payments to contractors, and marketing and advertising expenses are expected to increase in connection with the Merger described above.

Liquidity and Capital Resources

At December 31, 2021 the Company’s cash on hand was $6,063,886. The Company is generating very limited revenues and requires the continued infusion of new capital to continue business operations. The Company has recorded losses since inception. As of December 31, 2021, the Company had stockholders’ equity of $5,196,620. The Company has historically been capitalized by issuances of convertible notes, equity securities, and Simple Agreements for Future Equity (SAFEs). The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. On December 19, 2021 the Company has entered into a merger agreement to enhance its access to capital and keep its operations going. The merger is expected to close in September 2022. Should the merger fail to close and absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Issuances of Equity, Convertible Notes, and SAFEs

Equity

During the year ended December 31, 2021, the Company did not issue any additional Series Seed Preferred Stock. The Company did issue Series A Preferred Stock as part of its offerings under Regulation A and Regulation D, resulting in proceeds of $7,147,414. In addition, shares of our Common Stock were issued as part of the exercise of outstanding options. As of December 31, 2021, the Company’s outstanding stock includes 11,544,777 shares of Common Stock, 10,869,495 shares of Series A Preferred Stock, and 11,651,963 shares of Series Seed Preferred Stock.

Starting in March 2020, the Company commenced a Regulation D offering for the sale of its Series Seed Preferred Stock. The Company and during the year ended December 31, 2020 has raised approximately $770,000 through the sale of 1,673,928 shares of Series Seed Preferred Stock. In connection with this offering, the Company issued SI Securities, LLC 8,695 shares of Series Seed Preferred Stock as compensation for placement agent services.

During the year ended December 31, 2020, the Company also issued 217,392 shares of Series Seed Preferred Stock to a ViewTrade as a prepayment for fees to be owed to ViewTrade from June 1, 2020 to December 31, 2020 pursuant to the Broker Dealer Agreement between the Company and ViewTrade. The shares were valued at total fair value of $100,000 based on the recent selling price of the Series Seed Preferred Stock. During year ended December 31, 2020, the Company amortized $100,000 of the prepaid value to stock-based compensation, with a remaining prepaid balance of $0 as of December 31, 2020.

Convertible Notes

During 2019 and 2018, the Company entered into a series of convertible note agreements with third parties and a related party totaling $1,964,630 and $375,000, respectively. A principal amount of $376,790 was issued via the Online Platform affiliated with SI Securities, LLC, which acted as a funding intermediary for a portion the 2019 note offering. In connection with the 2019 note offering, the Company issued SI Securities, LLC a convertible note with a principal amount of $18,839 as compensation for placement agent services. In March 2020, all convertible notes issued by the Company in 2018 and 2019 (totaling approximately $2,430,000 in principal and interest) converted into Series Seed Preferred Stock, resulting in the issuance of 9,638,093 shares of Series Seed Preferred Stock of the Company. As a result of the conversion, the note held by SI Securities, LLC converted into 70,377 shares of Series Seed Preferred Stock.

During 2021, to fund operations, the Company entered into a series of convertible note agreements with third parties totaling $1,050,000. The convertible notes bear interest at 5% per annum, contain both optional and automatic conversion features, do not allow for prepayment without the consent of the majority of the holders, and mature in May 2023. An automatic conversion could be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $5,000,000. In such instance, the notes and interest thereon are convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the Preferred Stock in the qualified offering and 2) the price equal to the quotient of $50,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. The holders of the majority of notes in the series have the option to convert at the same terms as above if the Company sells Preferred Stock in a financing that is not a qualified financing or upon an event that qualifies as a Change of Control as defined within the note agreements. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note can be converted into shares of common stock equal to the quotient of $50,000,000 divided by the aggregate number of outstanding shares of the Company’s common stock on a fully diluted basis on the election date.

Indebtedness

PPP Loan

On April 24, 2020, we entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $106,210 with Radius Bank, a member of the Federal Deposit Insurance Corporation. The loan will mature 2 years from the date it was issued (April 24, 2020) and will accrue interest at a rate of 1% per year. The Paycheck Protection Program Flexibility Act of 2020 authorized the Company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. The Company subsequently applied for loan forgiveness, and has received a preliminary opinion from Radius Bank that the Company is eligible for loan forgiveness in the amount of $86,573. That amount was forgiven as of November 16, 2020, leaving the Company with a balance of $19,637. The forgiven portion was recorded as other income to the Company, and the remaining balance was repaid.

Trend Information

The Company has generated limited revenues. We believe the following trends in order flow and user acquisition to impact the Company’s operations going forward:

•	Given that the Company raised nearly the maximum amount set out in “Use of Proceeds”, we used those proceeds to fund our operational costs and continued to grow our user-base. Gatsby Securities, LLC procured a clearing deposit with a clearing broker (Apex Clearing). In the next 12 months we intend to focus on our merger with the eToro.

•	With the primary priority being to close the acquisition deal with eToro as efficiently as possible with shareholders, the company also intends to ensure the integration goes as smoothly as possible and is a successful business combination and integration, on a corporate level and in terms of marrying the technologies of both firms, with the end result ideally being a great customer experience and revenue driving products.

Our estimated path to profitability is summarized below:

User Acquisition (1)	LTV (Lifetime Value of a Customer) (2)
Cost / Install: $5.33	Average trades / week / user: 2.83
Cost / Sign-up: $13.17	Average contracts / trade: 4.28
Cost / Approved account: $23.21	Average contracts / funded client / annually: 630
Cost / Funded account: $50.00	Average PFOF / contract: $0.55 (3)
Yearly Gross Revenue per Client: $346.66
LTV (Gross Revenue): $674.82
LTV (Net Revenue): $585.29

(1)	Customer acquisition costs were calculated using the paid marketing data that we have collected since our launch across all paid marketing channels, including paid social media ads and paid search ads. These figures are tracked within the administration platforms of each marketing channel (e.g. Facebook, Google, Instagram, Twitter).

(2)	“Lifetime Value of a Customer” is calculated using the average customer behavior (trading activity) since our launch as well as our average user “churn” since launch. “Churn” (or a “churned” user) is defined as a user who has removed the funds from their account and has not opened the Gatsby Platform application in 30 days. We track all of the above numbers within our brokerage back office. For the LTV calculations included in the model above, we have not included revenue generated from interest earned on “float”– i.e., cash balances in user’s accounts – or stock loans, as we do not receive any significant revenue from this source, and do not expect to in the future. We also do not include the future revenue potential of premium accounts (i.e. “Gatsby Gold”) since we do not currently have a timeline for the release of such a feature.

(3)	Payment for Order Flow (PFOF) refers to the process of sending orders to market makers in exchange for payments (in the form of rebates). This PFOF calculation assumes average PFOF rebates of $0.55 which we believe to be the current average in the industry based on our informal discussions with the various market makers and industry experts.

The above model reflects management’s current views and are meant for illustrative purposes. It is in no way meant to represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

Relaxed Ongoing Reporting Requirements

If we become a public reporting company in the future, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the Jumpstart Our Business Startups Act of 2012, which we refer to as the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an “emerging growth company”, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not “emerging growth companies”, including but not limited to:

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	taking advantage of extensions of time to comply with certain new or revised financial accounting standards;

•	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

•	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

If we become a public reporting company in the future, we expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an “emerging growth company” for up to five years, although if the market value of our Common Stock that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an “emerging growth company” as of the following December 31.

If we do not become a public reporting company under the Exchange Act for any reason, we will be required to publicly report on an ongoing basis under the reporting rules set forth in Regulation A for Tier 2 issuers. The ongoing reporting requirements under Regulation A are more relaxed than for “emerging growth companies” under the Exchange Act. The differences include, but are not limited to, being required to file only annual and semiannual reports, rather than annual and quarterly reports. Annual reports are due within 120 calendar days after the end of the issuer’s fiscal year, and semiannual reports are due within 90 calendar days after the end of the first six months of the issuer’s fiscal year.

In either case, we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not “emerging growth companies”, and our stockholders could receive less information than they might expect to receive from more mature public companies.

Item 3.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Date Appointed to Current Position	Approximate hours per week for part-time employees
Executive Officers
Jeff Myers	Co-Chief Executive Officer	34	February 2018	N/A
Ryan Belanger-Saleh	Co-Chief Executive Officer	34	February 2018	N/A
Davis Gaynes	Chief Operating Officer	59	February 2018	N/A
Directors
Ryan Belanger-Saleh	Director	34	February 2018	N/A
Jeff Myers (1)	Director	34	March 2020	N/A
Significant Employees
Jeffrey Kleiss	Chief Technology Officer	48	May 2019	N/A

(1)	Mr. Myers was elected pursuant to an investors’ rights agreement entered into between the Company and holders of the Company’s Preferred Stock. The agreement provides that the founders of the Company, consisting of Ryan Belanger-Saleh and Mr. Myers, shall have the right to designate two directors of the Company, and the holders of the Preferred Stock will vote to elect such designee. Mr. Myers is one such designee.

Ryan Belanger-Saleh, Co-Founder, Co-Chief Executive Officer, Director

Ryan Belanger-Saleh is a co-founder and a co-Chief Executive Officer of Gatsby Digital, Inc. Ryan co-founded the Company in February 2018, and has a history of entrepreneurship and executive management in the fintech industry. From June 2014 to March 2016, Ryan acted as Chief Technology Officer for Blue Technologies LLC, a software platform designed to support direct investment within the brokerage and wealth management community. As CTO, Ryan handled all technology development for the company, which provided the first electronic syndication platform in the equity crowdfunding space. In March 2016, Ryan left Blue Technologies to start Dealtable, Inc. with Jeff Myers, a deal management platform that allows users to securely collaborate, market, and close deals faster, where he acted as co-CEO until his departure in February 2018, leaving to co-found the Company with Jeff Myers.

Ryan earned a Bachelor’s of Arts in Economics from Northeastern University.

Jeff Myers, Co-Founder and Co-Chief Executive Officer

Jeff Myers is a co-founder and Co-Chief Executive officer of Gatsby Digital, Inc. Jeff co-founded the Company in February 2018. As Co-Chief Executive Officer, he shares responsibility with Ryan Belanger-Saleh for managing the day-to-day operations of the Company, and plays a key role in managing technology development, marketing and branding strategies, and fundraising / investor relations for Gatsby Digital Inc. Prior to co-founding the Company, beginning in 2014, Jeff served as an Emerging Platforms Lead at NBCUniversal, where he lead a Led a team of developers and designers to build and deploy innovative new products for various business units at. NBCUniversal. Jeff left NBCUniversal in October 2015, and subsequently founded DealTable, Inc. with Ryan Belanger-Saleh, where he acted as co-CEO until his departure in February 2018, where he handled development and launch of data room software and oversaw sales strategy and implementation for customers. Jeff left DealTable to co-found the Company in February 2018.

Jeff earned his B.A. in English from Trinity College-Hartford.

Davis Gaynes, Chief Operating Officer

Davis Gaynes serves as the Company’s Chief Operating Officer, a position he has held since its inception in February 2018. As COO, Davis manages the daily operations of our broker-dealer (currently, ViewTrade, but in the future, this will be Gatsby Securities) and develops and manages relationships with various vendors. Davis is an experienced Chief Operating Officer, and has served in managerial roles in a number of noteworthy companies in his career, such as Instinet. From February 2013 to December 2015, Davis served as President of Chaikin Analytics, a stock trading idea platform named one of “Two Top Websites for Quantitative Analysis” by Barron’s. There, he was responsible for all day to day aspects of running the company, from sales and marketing to product development and operations. Next, Davis served as Chief Operating Officer of Weiss Analytics from April 2016 to October 2017, a home price analytics company that produces house specific home price indexes, among other things.

Steven Streit, Director

Steven Streit joined our Company as a director in March 2020. In addition to serving as a director of our Company, Steven is a Founder and General Partner of SWS Venture Capital, the Founder and Chief Executive Officer of Green Dot Corporation and the Founder and Chairman of Green Dot Bank. Steve began Green Dot in 1999 and invented the prepaid debit card industry, bringing the first reloadable prepaid debit card to retail stores nearly 20 years ago. Since those early days, Green Dot has grown from a start-up that began at a table in Steve’s bedroom into a financial technology leader with multiple products, services, and millions of customers—including its revolutionary Banking as a Service cloud-based platform. Additionally, Steve serves on the board of the Federal Reserve Bank of San Francisco’s Los Angeles branch, has been named a two-time EY entrepreneur of the Year and is ranked among Bank Innovation’s 10 Most Innovative CEO’s in Banking. Through his family charity, Patti’s Way, a 501(c)(3) charitable foundation, Steve advocates for, and provides grants to children and their single parent or guardian who apply at PattisWay.org.

Jeffrey Kleiss, Chief Technology Officer

Jeffrey Kleiss joined our Company in May 2019 as its Chief Technology Officer as a full-time employee. Jeffrey Kleiss has spent more than 2 decades in software engineering and management, and has worked at numerous notable companies, including working as an engineer at Amazon where he worked on their customer identification and fraud prevention systems. Prior to joining Gatsby, Mr. Kleiss worked as a developer Lead for a Google open source project “Slotted”. Subsequently, Mr. Kleiss was a Team Lead for Apex Clearing Corporation from March 2017 to March 2018, where he created mircoservices to handle customer identification fulfilling CIP banking requirements. He joined RelaDev in 2016, a project to implement a competitor to Slack, where he still provides services as a Lead Developer today in his spare time. Mr. Kleiss graduated from Colorado Technical University with a Bachelors of Science in Computer Science in 1997. He is not an executive officer of the Company.

Advisory Relationships

While the Company does not have a formal advisory board, it has advisory relationships with professionals that have been involved in venture technology and investing. We have access to these advisors for their advice and counsel, but such advisers have no management control over the Company.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
Jeff Myers	Co-Chief Executive Officer/Director	$210,000	-	$210,000
Ryan Belanger-Saleh	Co-Chief Executive Officer	$210,000	-	$210,000
Davis Gaynes	Chief Operating Officer	$210,000	-	$210,000

Other than cash compensation, no other compensation was provided to the executive officers of the Company for their services to the Company in such capacities. In addition, no directors of the Company have received compensation from the Company for their services as directors of the Company.

Stock Option Plan

In 2019, the Board of Directors adopted the Gatsby Digital, Inc. 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan provides for the grant of equity awards to eligible award recipients, including stock options, restricted stock, stock appreciation rights, and restricted stock units to purchase shares of common stock. Up to 1,123,050 shares of common stock were initially authorized under the 2019 Plan. In 2020, the number of authorized shares available under the plan was increased to 2,623,050. The 2019 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. Grants under the plan vest 1/48th monthly, with a 1 year cliff. There is no performance bonuses for the Company’s equity incentive options. The Board determines the amount of grants under the 2019 Plan on a case by case basis.

As of April 1, 2021 the Company approved to increase the number of authorized shares available under the plan to 3,925,800 pursuant to a second amendment to the 2019 Plan approved by the Board of Directors and the Company’s shareholders.

Other than set forth above, there is no proposed compensation to be made in the future pursuant to any ongoing plan or arrangement to the officers or directors of the Company.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of December 31, 2021, the voting securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of any class of the Company’s voting securities, or having the right to acquire those securities. The Company’s voting securities include all shares of the Company’s Common Stock, Series Seed Preferred Stock, and Series A Preferred Stock.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable (1)	Percent of class (2)
Ryan Belanger-Saleh, 28 Liberty St, New York, NY 10005	Common	3,335,000	45,000	28.89%

Jeff Myers, 28 Liberty St, New York, NY 10005	Common	3,335,000	45,000	28.89%

Davis Gaynes, 28 Liberty St, New York, NY 10005	Common	2,330,000	0	20.18%
	Series Seed Preferred	21,739	0	0.19%

Steven Streit, 28 Liberty St, New York, NY 10005 (3)	Series Seed Preferred	2,447,463	0	21.00%

Alex Wohl, 15 44 S Broadway Suite 100 White Plains NY 10601	Common	1,625,866	0	14.08%
	Series Seed Preferred	218,422	0	1.87%

Officers and Directors as a Group	Common	9,000,000	90,000	77.96%
	Series Seed Preferred	2,469,202	0	21.19%

(1)	Represents shares acquirable pursuant to the Company’s 2019 Equity Incentive Plan, as amended as of April 1, 2021.

(2)	Percent of class calculations are based on 11,544,777 shares of Common Stock outstanding and 11,651,963 shares of Series Seed Preferred Stock outstanding as of as of December 31, 2021.

(3)	Represents shares held by SWS Holding Company, LLC, a Company owned and controlled by Mr. Streit, who is a Manager of this entity, and has voting and dispositive control of over the shares held by this entity.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

In the years ended December 31, 2020 and December 31, 2021 there were no transactions in which management or its affiliated parties had an interest.

Item 7.

FINANCIAL STATEMENTS

GATSBY DIGITAL, INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2021 AND 2020 AND FOR THE YEARS THEN ENDED

Together With

Independent Auditor’s Report

GATSBY DIGITAL, INC.

INDEPENDENT AUDITOR’S REPORT

To the Stockholders and Board of Directors,

Gatsby Digital, Inc. and Subsidiary:

Opinion

We have audited the consolidated financial statements of Gatsby Digital, Inc. and Subsidiary (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020 and the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of Gatsby Digital, Inc. and Subsidiary as of December 31, 2021 and 2020, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis of Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (“GAAS”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of Gatsby Digital, Inc. and Subsidiary and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Gatsby Digital, Inc. and Subsidiary’s ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•       Exercise professional judgment and maintain professional skepticism throughout the audit.

•       Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•       Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•       Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•       Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audits.

/s/ WithumSmith+Brown, PC

July 7, 2022

Whippany, New Jersey

1

GATSBY DIGITAL, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2021 AND 2020

	2021	2020
Assets:
Current assets
Cash and cash equivalents	$6,063,886	$1,075,154
Receivables from brokers, dealers, and clearing organizations	7,382	-
Deposits with clearing organizations	250,208	-
Other receivable	304,350	1,540,372
Prepaid expenses and other current assets	105,582	16,185
Total current assets	6,731,408	2,631,711

Other assets	-	120,000
Total assets	$6,731,408	$2,751,711

Liabilities and Stockholders' Equity:
Current liabilities
Accounts payable	$29,933	$122,826
Accrued liabilities	454,855	94,594
Notes payable, current	-	21,107
Total current liabilities	484,788	238,527

Long-term liabilities
Convertible debt	1,050,000	-
Total liabilities	1,534,788	238,527

Commitments and contingencies (Note 4)	-	-

Stockholders' equity:
Series Seed Preferred Stock, $0.00001 par value; 12,800,000 shares authorized, 11,651,963 issued and outstanding as of December 31, 2021 and 2020, liquidation preference of $5,359,903	117	117
Series A Preferred Stock, $0.00001 par value; 10,869,565 shares authorized, 10,869,495 and 2,721,157 issued and outstanding as of December 31, 2021 and 2020, liquidation preference of $9,999,935 and $2,503,464, respectively	108	27
Common stock, $0.00001 par value; 39,579,565 shares authorized, 11,544,777 and 11,466,966 issued and outstanding as of December 31, 2021 and 2020, respectively	115	114
Additional paid-in capital	12,878,867	5,722,056
Accumulated deficit	(7,682,587)	(3,209,130)
Total stockholders' equity	5,196,620	2,513,184
Total liabilities and stockholders' equity	$6,731,408	$2,751,711

The accompanying notes are an integral part of these consolidated financial statements.

2

GATSBY DIGITAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Revenues:
Transaction-based revenues	$75,238	$-
Net interest revenues	935	-
Total net revenues	76,173	-

Operating expenses:
Brokerage and transaction	372,261	-
General and administrative	3,264,156	1,148,559
Sales and marketing	480,089	272,100
Research and development	400,454	470,179
Total operating expenses	4,516,960	1,890,838

Loss from operations	(4,440,787)	(1,890,838)

Other income (expense):
Interest expense	(32,236)	(166,604)
Other income	333	83,124
Total other expense	(31,903)	(83,480)

Loss before provision for income taxes	(4,472,690)	(1,974,318)

Provision for income taxes	767	-

Net loss	$(4,473,457)	$(1,974,318)

Weighted average shares outstanding - basic and diluted	11,520,048	11,390,493
Weighted average net loss per share - basic and diluted	$(0.39)	$(0.17)

The accompanying notes are an integral part of these consolidated financial statements.

3

GATSBY DIGITAL, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

									Total
	Series Seed Preferred stock		Series A Preferred stock		Common Stock		Additional	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Paid-in Capital	Deficit	Equity (Deficit)
Balance, December 31, 2019	-	$-	-	$-	10,745,748	$107	$23,419	$(1,234,812)	$(1,211,286)

Preferred stock issued for the conversion of convertible notes and SAFEs	9,681,571	97	-	-	-	-	2,452,005	-	2,452,102
Discount on beneficial conversion feature	-	-	-	-	-	-	93,750	-	93,750
Preferred stock issued for cash, net of offering costs	1,673,928	17	2,721,157	27	-	-	3,046,878	-	3,046,922
Preferred stock issued for services	79,072	1	-	-	-	-	(1)	-	-
Preferred stock issued for prepaid fees	217,392	2	-	-	-	-	99,998	-	100,000
Common stock issued for anti-dilution provision	-	-	-	-	95,352	1	(1)	-	-
Common stock issued for exercise of options	-	-	-	-	607,250	6	1,209	-	1,215
Common stock issued for cash	-	-	-	-	18,616	-	967	-	967
Stock-based compensation	-	-	-	-	-	-	3,832	-	3,832
Net loss	-	-	-	-	-	-	-	(1,974,318)	(1,974,318)
Balance, December 31, 2020	11,651,963	117	2,721,157	27	11,466,966	114	5,722,056	(3,209,130)	2,513,184

Preferred stock issued for cash, net of offering costs	-	-	8,148,338	81	-	-	7,147,333	-	7,147,414
Common stock issued for exercise of options	-	-	-	-	77,811	1	155	-	156
Stock-based compensation	-	-	-	-	-	-	9,323	-	9,323
Net loss	-	-	-	-	-	-	-	(4,473,457)	(4,473,457)
Balance, December 31, 2021	11,651,963	$117	10,869,495	$108	11,544,777	$115	$12,878,867	$(7,682,587)	$5,196,620

The accompanying notes are an integral part of these consolidated financial statements.

4

GATSBY DIGITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(4,473,457)	$(1,974,318)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of prepaid stock-based compensation	-	100,000
Accretion of debt discount	-	47,583
Interest expense on beneficial conversion feature	-	93,750
Stock-based compensation	9,323	3,832
Changes in operating assets and liabilities:
Receivables from brokers, dealers, and clearing organizations	(7,382)	-
Deposits with clearing organizations	(250,208)	-
Other receivable	1,236,022	(1,540,372)
Prepaid expenses and other current assets	(89,397)	21,823
Accounts payable	(70,441)	91,614
Accrued liabilities	360,261	110,193
Net cash used in operating activities	(3,285,279)	(3,045,895)

CASH FLOWS FROM INVESTING ACTIVITIES:
Other assets	97,548	-
Net cash provided by investing activities	97,548	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable	-	21,107
Payment of notes payable	(21,107)	-
Proceeds from convertible debt	1,050,000	-
Proceeds from the sale of common stock	-	968
Proceeds from the sale of preferred stock	7,147,414	3,046,921
Proceeds from the exercise of stock options	156	1,215
Net cash provided by financing activities	8,176,463	3,070,211

Increase in cash and cash equivalents	4,988,732	24,316
Cash and cash equivalents, beginning of year	1,075,154	1,050,838
Cash and cash equivalents, end of year	$6,063,886	$1,075,154

Supplemental disclosures of cash flow information:
Cash paid for interest	$-	$93,750
Cash paid for income taxes	$767	$-

Noncash investing and financing activities:
Preferred shares issued for the conversion of convertible notes and SAFEs	$-	$2,452,102
Preferred shares issued for prepaid services	$-	$100,000
Discount on beneficial conversion feature	$-	$93,750
Common stock issued for anti-dilution provision	$-	$1

The accompanying notes are an integral part of these consolidated financial statements.

5

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

Gatsby Digital, Inc., was formed on February 8, 2018 (“Inception”) in the State of Delaware.  The consolidated financial statements of Gatsby Digital, Inc., and its wholly owned subsidiary (which may be referred to as the "Company" or “Gatsby”) are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company’s headquarters are located in New York, New York.

Gatsby has built a mobile application to facilitate zero-commission options trading for new and experienced options traders alike.

Gatsby Securities, LLC (“GS”), the Company’s wholly owned subsidiary, was formed on January 22, 2019, and is a Financial Industry Regulatory Authority (“FINRA”) licensed broker-dealer approved to facilitate customer self-directed retail stocks and options trading. As a broker-dealer, the subsidiary is required to comply with extensive regulations under FINRA, the SEC, and other regulatory organizations. GS is also subject to the SEC Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness (12.5% of aggregate indebtedness during its initial year of operations). At December 31, 2021, GS had net capital, as defined, of $222,890, which exceeded the required minimum net capital of $9,542 by $213,348.

On December 19, 2021, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with eToro US Holdings, Inc., a Delaware corporation (“Acquirer”), eToro US Trading, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquirer (“Merger Sub II”), Project Gefilte Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acquirer (“Merger Sub”), Daisy Daisy LLC, a Delaware limited liability company, solely in the agency capacity therein stated, and eToro Group Ltd., a company organized under the laws of the British Virgin Islands (“eToro”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Gatsby, with Gatsby as the surviving corporation (the “Merger”). Immediately following the Merger, Gatsby will merge with and into Merger Sub II, with Merger Sub II as the surviving company and as a wholly owned subsidiary of Acquirer. The aggregate merger consideration payable to Gatsby stockholders and the holders of certain options and warrants in connection with the Merger Agreement is $50,000,000, which is subject to adjustment based on closing working capital and transaction expenses as further defined in the Merger Agreement. The Merger was subject to substantial conditions to closing as set forth in the Merger Agreement, which were met subsequent to December 31, 2021. The Merger Agreement has been submitted to FINRA and is pending approval.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to U.S. GAAP. The consolidated financial statements include the accounts of Gatsby Securities, LLC, a wholly owned subsidiary. All significant intercompany accounts and transactions are eliminated upon consolidation.

Reclassification of Prior Year Presentation

Certain prior years amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations, cash flows or total equity.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

6

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1	-	Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	-	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	-	Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. The respective carrying value of certain on-balance sheet financial instruments approximated their fair values.

Risks and Uncertainties

The Company has a limited operating history and has generated limited revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: changes in technology, competition from larger more well-funded competitors, regulations governing securities trading, and the ability to maintain compliance within a heavily regulated industry. These adverse conditions could affect the Company's financial condition and the results of its operations.

On January 30, 2020, the World Health Organization declared the COVID-19 outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. COVID-19 and the actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates. While it is unknown how long these conditions will last and what the complete financial effect will be to the Company, to date, there has been no significant disruption to the Company’s operations. The Company is actively monitoring the situation and how it affects the markets in which the Company operates.

7

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cash and Cash Equivalents

The Company considers all short-term, highly liquid, unrestricted investments with original maturities of three months or less, to be cash equivalents. The Company does not have any cash equivalents as of December 31, 2021 and 2020.

Internal Use Software

The Company incurs software development costs to develop software programs to be used solely to meet internal needs and cloud-based applications used to deliver the Company’s services. In accordance with Accounting Standards Codification (“ASC”) 350-40, “Internal-Use Software,” the Company capitalizes development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. The Company has not capitalized any such costs to date.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets in accordance with ASC 360-10-35, “Impairment or Disposal of Long-Lived Assets.” Under that directive, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Such group is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. When such factors and circumstances exist, the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives are compared against their respective carrying amount. Impairment, if any, is based on the excess of the carrying amount over the fair value, based on market value when available, or discounted expected cash flows, of those assets and is recorded in the period in which the determination is made.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, “Other Assets and Deferred Costs.” Prior to the completion of an offering, offering costs are capitalized as deferred. The deferred offering costs are netted against the proceeds of the offering in the consolidated statements of changes in stockholders’ equity (deficit) or the related debt, as applicable. No costs are capitalized as of December 31, 2021 or 2020.

Accounting for Convertible Notes and Securities

The Company reviews the terms of convertible debt and equity instruments it issues to determine whether there are derivative financial instruments, including an embedded conversion option that is required to be bifurcated and accounted for separately as a derivative financial instrument. In circumstances where a host instrument contains more than one embedded derivative instrument, including a conversion option, that is required to be bifurcated, the bifurcated derivative instruments are accounted for as a single, compound derivative instrument.

As discussed in Note 3, in 2021, the Company issued a series of contingently convertible notes. The Company evaluated the conversion feature of these notes for embedded derivatives in accordance with ASC 815, “Derivatives and Hedging,” and the substantial premium model in accordance with ASC 470, “Debt.” Based on the Company’s assessment, although the Company concluded that separate accounting for the conversion feature of these notes was required, the value of the resulting embedded derivative was insignificant. The carrying value of this convertible note was included within convertible debt on the Company’s consolidated balance sheet as of December 31, 2021.

8

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Revenue Recognition

The Company recognizes revenue in accordance with FASB ASC Topic 606, “Revenue from Contracts with Customers.” The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these goods and services, using the five-step method required by ASC 606 by identifying the contract with a customer, identifying the performance obligations in the contract, determining the transaction price, allocating the transaction price to the performance obligations in the contract, and recognizing revenue when (or as) the Company satisfies a performance obligation.

Transaction-Based Revenues

The Company earns revenue primarily from transaction-based revenues that results from routing orders to specific market makers and receiving a rebate on a per-contract or per-share basis in the case of options and equities. Each time a customer executes a buy or sell transaction, the Company receives payment for the orders (PFOF) it is sending to the brokers executing the transactions, which are collected on the Company’s behalf by the clearing broker. The Company believes that its performance obligation is satisfied on trade date because that is when the underlying financial instrument or purchases is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The transaction price is based on the stand-alone selling price. Each transaction has only one performance obligation, and therefore, the transaction price is allocated entirely to this performance obligation.

Net Interest Revenues

Net interest revenues consist of interest revenues less interest expenses, if any.

In addition, GS earns an immaterial portion of its revenue from interest on cash deposits and from loaning securities via the Company’s clearing broker and related amounts charged to or earned from customers’ credit and debit balances, securities lending, and similar arrangements.

Contract Assets

As of December 31, 2021 and 2020, accounts receivable, net associated revenue from contracts with customers were $0 and $0, respectively.

Disaggregated Revenue

For the periods accounted for in accordance with ASC 606, the table presents revenue from contracts with customers disaggregated by type, which best depicts how the revenue and cash flows are affected by economic factors, and by the reporting segment to which each revenue stream relates.

	2021	2020
Total Revenue from Contracts with Customers
Order flow rebate	$57,039	$-
Transactions fees	14,839
Trading activity	3,361
Interest	1,267
Total	$76,506	$-

9

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Brokerage and Transaction

Brokerage and transaction costs primarily consist of fees paid to centralized clearinghouses, regulatory fees and market data expenses.

Research and Development

The Company incurs research and development costs during the process of researching and developing its technologies and future product offerings. Research and development costs consist primarily of non-capitalizable costs associated with the Company’s application as well as costs incurred during the testing of the Company’s application. These costs are expensed as incurred until the resulting product has been completed, tested, and made ready for commercial use. Research and development costs expensed were $400,454 and $470,179 for the years ended December 31, 2021 and 2020, respectively. These costs consisted primarily of salaries and wages.

Stock-Based Compensation

The Company accounts for stock awards issued under ASC 718, “Compensation – Stock Compensation.” Under ASC 718, stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. Stock-based compensation is recognized as expense over the employee’s requisite vesting period and over the nonemployee’s period of providing goods or services. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. Restricted shares are measured based on the fair market value of the underlying stock on the grant date.

Accounting for Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in ASC 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own stock, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter.

Income Taxes

The Company applies ASC 740, “Income Taxes” (“ASC 740”).  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

10

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loss per Common Share

The Company presents basic loss per share (“EPS”) and diluted EPS on the face of the consolidated statements of operations. Basic loss per share is computed as net loss divided by the weighted average number of common shares outstanding for the period. For periods in which the Company incurs a net loss, the effects of potentially dilutive securities would be antidilutive and would be excluded from diluted EPS calculations. For the years ended December 31, 2021 and 2020, there were 1,954,755 options and 230,000 warrants and 1,457,168 options and 230,000 warrants excluded, respectively. As of December 31, 2021, the Company also has convertible debt outstanding, for which the ultimate number of shares for which these instruments will convert into is unknown.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Standards

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases” (Topic 842), specifying the accounting for leases, which supersedes the leases requirements in Topic 840, “Leases.” The objective of Topic 842 is to establish the principles that lessees and lessors shall apply to report useful information to users of consolidated financial statements about the amount, timing, and uncertainty of cash flows arising from a lease. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. Lessors’ accounting is largely unchanged from the previous accounting standard. In addition, Topic 842 expands the disclosure requirements of lease arrangements. Lessees and lessors will use a modified retrospective transition approach, which includes several practical expedients. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021 for emerging growth companies, with early adoption permitted. The Company has reviewed the provisions of the new standard, but it is not expected to have a significant impact on the Company at the current time. The standard became effective for GS, as a broker dealer, on January 1, 2019. However, as GS has no leases that exceed one year, the adoption did not have a significant impact on the Company.

In June 2016, the FASB issued authoritative guidance regarding “Financial Instruments - Credit Losses” and has subsequently modified several areas of the standard in order to provide additional clarity and improvements. The new standard requires entities to use a current expected credit loss impairment model based on expected losses rather than incurred losses. Under this model, an entity would recognize an impairment allowance equal to its current estimate of all contractual cash flows that the entity does not expect to collect from financial assets measured at amortized cost within the scope of the standard. The entity's estimate would consider relevant information about past events, current condition and reasonably and supportable forecasts, which all result in recognition of lifetime expected credit losses. The Company is evaluating the impact of adopting the new standard to its financial statement and does not expect a material impact.

In August 2020, the FASB issued ASU 2020-06, Debt —Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity ("ASU 2020-06"). This update simplifies the accounting for certain convertible instruments by removing the separation models for convertible debt with a cash conversion feature and for convertible instruments with a beneficial conversion feature. As a result, more convertible debt instruments will be reported as a single liability instrument with no separate accounting for embedded conversion features. Additionally, this update amends the diluted earnings per share calculation for convertible instruments by requiring the use of the if-converted method. The treasury stock method is no longer available. Entities may adopt the requirements of ASU 2020-06 using either a full or modified retrospective approach, and it is effective for public businesses, excluding entities eligible to be smaller reporting companies, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted for interim and annual reporting periods beginning after December 15, 2020. The Company is evaluating the impact of adopting the new standard to its financial statements and does not expect a material impact.

11

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The FASB issues ASUs to amend the authoritative literature in ASC. There have been several ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on these consolidated financial statements.

NOTE 3 – DEBT AND OTHER LIABILITIES

Convertible Debt

During 2019 and 2018, to fund operations the Company entered into a series of contingently convertible note agreements with third parties and related parties totaling $1,964,630 and $375,000, respectively.

The 2018 convertible notes (“2018 Notes”) bore interest between 5% and 6%, contained both optional and automatic conversion features, did not allow for prepayment and matured between March and December of 2020. An automatic conversion could be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $250,000. In such instance, the notes and interest thereon were convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the Preferred Stock in the qualified offering and 2) the price equal to the quotient of $3,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. If a qualified financing did not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of common stock equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company’s common stock on a fully diluted basis on the election date. Of the 2018 Notes, $25,000 was held by a related party. In 2020, upon conversion, the Company recorded interest expense related to the contingent beneficial conversion feature.

The 2019 convertible notes (“2019 Notes”) bore interest of 4%, contained both optional and automatic conversion features, did not allow for prepayment and matured between April and August of 2021. An automatic conversion could be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $750,000. In such instance, the notes and interest thereon were convertible at the lesser of: 1) 100% of the price paid per share of the Preferred Stock in the qualified offering and 2) the price equal to the quotient of $6,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. The holders of the majority of notes in the series, had the option to convert at the same term as above if the Company sells Preferred Stock in a financing that is not a qualified financing.

Of the 2019 Notes totaling $1,964,630, $64,000 was in exchange for advisory services, whereby no cash was received, and $57,099 was for commissions due to an intermediary funding platform for assisting in raising the 2019 Notes. The 2019 Notes related to advisory services were for services to be rendered over twelve months following the August 2019 note date. The value of these notes was recorded as a prepaid and was amortized over the service period. Accordingly, $0 and $37,348 was expensed to general and administrative during the years ended December 31, 2021 and 2020, respectively, and $0 remains in prepaid expenses and other current assets in the accompanying consolidated balance sheets as of December 31, 2021 and 2020. The $57,099 issued to the intermediary funding platform is considered a cost of capital and was being accreted up over the life of the note. Due to the conversion noted below, the remaining discount of $47,583 was fully amortized during the year ended December 31, 2020.

12

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In March 2020, the 2018 Notes and 2019 Notes and accrued interest thereon were fully converted into 9,638,093 shares of Series Seed Preferred Stock according to their respective conversion terms. Upon conversion, the contingent beneficial conversion feature related to the 2018 Notes was no longer contingent, and resulted in a discount and immediate accretion of such discount in the amount of $93,750, which was charged to interest expense in the accompanying statement of operations during the year ended December 31, 2020. There was no beneficial conversion feature related to the 2019 Notes.

Stated interest expense related to these notes for the years ended December 31, 2021 and 2020 was $0 and $24,953, respectively.

During 2021, to fund operations, the Company entered into a series of contingently convertible note agreements with third parties totaling $1,050,000. The convertible notes bear interest at 5% per annum, contain both optional and automatic conversion features, do not allow for prepayment without the consent of the majority of the holders, and mature in May 2023. An automatic conversion could be triggered upon a qualified financing, defined as a transaction or series of transactions in which the Company sells Preferred Stock for aggregate proceeds of at least $5,000,000. In such instance, the notes and interest thereon were convertible at the lesser of: 1) 80% (20% discount) of the price paid per share of the preferred stock in the qualified offering and 2) the price equal to the quotient of $50,000,000 divided by the total number of outstanding shares of the Company immediately prior to the qualified financing on a fully diluted basis. The holders of the majority of notes in the series have the option to convert at the same terms as above if the Company sells Preferred Stock in a financing that is not a qualified financing or upon an event that qualifies as a Change of Control as defined within the note agreements. Upon a Change of Control event, the Company also has the option to repay the note in cash with no prepayment penalty. If a qualified financing does not occur prior to the maturity date, then at the option of the holder, the note shall be converted into shares of common stock equal to the quotient of $50,000,000 divided by the aggregate number of outstanding shares of the Company’s common stock on a fully diluted basis on the election date. Upon a default event as defined by the agreement, at the option and upon the declaration of the majority of the holders and upon written notice to the Company, the note shall accelerate, and all unpaid principal and accrued interest shall become immediately due and payable.

Stated interest expense related to these notes for the year ended December 31, 2021 was $32,236.

Simple Agreements for Future Equity

On March 1, 2018, the Company assumed $20,000 in Simple Agreements for Future Equity (“SAFEs”) agreements from a related party entity, the proceeds of which were used to commence the Company’s operations. The SAFEs originated from two related parties.

Under the SAFEs, the funds contributed by the investors would convert to shares of Preferred Stock in a qualified priced Preferred Stock financing round of over $250,000, at 100% of the preferred round price.

13

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

While the SAFEs remained outstanding, if there was a liquidity event, as defined by the agreements, before expiration or termination of the instrument, the investor would, at its option, either receive a cash payment equal to the purchase amount or automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price if the cash option is not selected.

If the Company dissolves or ceases operations, the SAFE holders, as a class, would have a preferential right to receive cash, up to the amount of their original investments, to the extent such funds are available to be paid. Cash payments to SAFE investors in this situation would hold a preferential position to payments to the holders of Common Stock.

In March 2020, the SAFEs fully converted into 43,478 shares of Series Seed Preferred Stock according to their conversion terms.

Notes Payable

On April 24, 2020, the Company entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in the amount of $106,210 with a financial institution. The loan will mature two years from the date it was issued (April 24, 2020) and will accrue interest at a rate of 1% per year. The Paycheck Protection Program Flexibility Act of 2020 authorized the Company to apply for forgiveness of the funds utilized over the course of 24 weeks so long as the full-time equivalent staffing level remains the same (or increases) and that at least 60% of the funds are utilized to pay payroll costs. The Company subsequently applied for loan forgiveness from the financial institution and, on November 16, 2020, was approved for a partial forgiveness in the amount of $86,573, leaving the Company with a balance of $19,637 to be paid to the financial institution according to the terms of the original note. The forgiven portion of the note was recorded as other income during the year ended December 31, 2020. The remaining balance has been repaid in full during the year ended December 31, 2021.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contractual Obligations

In 2019, GS entered into an agreement with a third-party Broker/Dealer to act as the Broker/Dealer for the purchase and sale of various securities as specified by the agreement. The agreement has an indefinite life, but can be terminated with 90-day notice. The agreement calls for monthly payments for the greater of $15,000 or the aggregate transaction costs based on the terms specified in the agreement. The agreement also called for a $120,000 deposit which is refundable 30 days after the termination of the agreement, which is included in Other Assets within the accompanying consolidated balance sheet as of December 31, 2020. The deposit was refunded to the Company during the year ended December 31, 2021 net of approximately $22,000 that was withheld to cover certain trader positions and transaction costs.

In December 2021, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with a third party as discussed in Note 1. Concurrent with this agreement, the Company also entered into a professional services agreement with this same party whereby the Company earns a monthly fee for certain product-development services. The professional services agreement will terminate upon the closing of the Merger Agreement. In the event that the Merger Agreement is terminated for any reason prior to the completion of the merger, any amount paid under the services agreement shall be automatically converted into a Simple Agreement for Future Equity (“SAFE”) investment in the Company. As a result, any income recognition on the fees earned under the services agreement are being deferred and recorded as a liability until the closing of the Merger Agreement. As of December 31, 2021, approximately $300,000 has been invoiced under the services agreement, which is included in Other receivable and Accrued liabilities in the accompanying consolidated balance sheet as of December 31, 2021. The invoices were collected in full subsequent to December 31, 2021. As of the issuance date of these financial statements, the parties are still in the process of closing the Merger Agreement, and there are currently no intentions of terminating the agreement.

14

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Lease

In July 2019, the Company entered into a one-year lease for office space for monthly rent of $2,470. The Company has renewed this lease at each expiration date with additional one-year terms at the same monthly rental rate. Rent expense for the years ended December 31, 2021 and 2020 was $31,517 and $33,109, respectively. Minimum payments due under the lease for 2022 are $14,820.

NOTE 5 – STOCKHOLDERS’ EQUITY

Capital Stock

The Company is authorized to issue 39,579,565 shares of common stock, $0.00001 par value, and 23,669,565 shares of Preferred Stock, $0.00001 par value. Of the shares of Preferred Stock, 12,800,000 shares of the Preferred Stock authorized is designated as Series Seed Preferred Stock and 10,869,565 shares of the Preferred Stock authorized is designated as Series A Preferred Stock.

The Preferred Stock maintains liquidation preferences at the Series Seed or Series A original issue price, prior to common stock. The Preferred Stock is convertible into common stock either at the discretion of the investor or automatically upon the occurrence of certain events, including the closing of the sale the common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the vote of the majority of the holders of the Preferred Stock to affect such conversion. The total number of shares of common stock into which the Preferred Stock may be converted will be determined by dividing the original issue price per share of the Preferred Stock by the conversion price per share of the Preferred Stock. Both the original issue price and the conversion price are initially and currently set at $0.46 per share for the Series Seed Preferred Shares and $0.92 per share for the Series A Preferred Stock. Each holder of Preferred Stock will be entitled to one vote for each share of common stock into which such share of Preferred Stock could be converted. The holders of the Preferred Stock are entitled to received dividends when and if declared by the Board of Directors. Dividends on preferred stock are in preference to and prior to any payment of any dividend on common stock and are not cumulative. As of December 31, 2021, no dividends had been declared.

Shares Issued for Cash

Starting in March 2020, the Company commenced a Regulation D offering for the issuance of Series Seed Preferred Stock. During the year ended December 31, 2020, the Company has raised approximately $770,000 in gross proceeds through the sale of 1,673,928 shares of Series Seed Preferred Stock. Approximately $16,000 in fees related to the offering were withheld from the proceeds, which were recorded to additional paid-in capital as a cost of the offering.

Starting in November 2020, the Company commenced a Regulation A offering for the issuance of Series A Preferred Stock. During the years ended December 31, 2021 and 2020, the Company has raised approximately $7,496,000 and $2,503,000 in gross proceeds through the sale of 8,148,338 and 2,721,157 shares of Series A Preferred Stock, respectively. Of the 2020 amount, approximately $1,540,000 was still in the process of being transferred from escrow and was included in other receivable in the accompanying balance sheets as of December 31, 2020. The amount was received in full in the first week of January 2021. Approximately $322,000 and $143,000 in fees related to the offering were withheld from the proceeds during the years ended December 31, 2021 and 2020, respectively, which were recorded to additional paid-in capital as a cost of the offering.

15

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

During the year ended December 31, 2020, the Company also issued 18,616 shares of common stock for total proceeds of $967.

Shares Issued for Services

In connection with the Regulation D offering noted above, the Company also issued 79,072 shares of Series Seed Preferred Stock to a funding intermediary during the year ended December 31, 2020. As this is considered a cost of the offering, the value of these shares both increase and decrease additional paid-in capital for a net zero effect.

During the year ended December 31, 2020, the Company also issued 217,392 shares of Series Seed Preferred Stock to a vendor as a prepayment for fees. The shares were valued at total fair value of $100,000 based on the recent selling price of the Series Seed Preferred Stock. During the year ended December 31, 2020, the Company amortized $100,000 of the prepaid value to stock-based compensation.

Shares Issued for Anti-Dilution Provision

In connection with a prior investment, a single investor maintained an anti-dilution provision whereby the Company was to issue additional shares to the investor to maintain a fixed 6% ownership percentage prior to a qualifying financing, as defined by the agreement. Accordingly, in 2020, the Company issued 95,352 shares of common stock subject to such provision. The value of the shares is a deemed dividend, and in the absence of retained earnings, both increases and decreases additional paid-in capital for no net effect. The Company undertook a qualifying financing in 2020, and accordingly, the Company is no longer subject to the anti-dilution provision as of December 31, 2021 and 2020.

Stock Options

In 2019, the Board of Directors adopted the Gatsby Digital, Inc. 2019 Equity Incentive Plan (the “2019 Plan”). The 2019 Plan provides for the grant of equity awards to eligible award recipients, including stock options, restricted stock, stock appreciation rights, and restricted stock units to purchase shares of common stock. In April 2021, the Company’s Board of Directors and shareholders approved an increase in the number of authorized shares available under the 2019 Plan to 3,925,800. The 2019 Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board of Directors.

During the years ended December 31, 2021 and 2020, the Board of Directors approved the grant of 612,398 and 917,864 stock options, respectively, to various contractors and employees. These option grants had an exercise price of $0.06, expire in ten years, and had vesting periods ranging from immediate vesting to four years. The 2021 options were modified following their grant date to revise the exercise price to $0.18.

The weighted average grant date fair value per share of options granted in 2021 and 2020 was $0.02 and $0.02, respectively.

During the years ended December 31, 2021 and 2020, 77,811 and 607,250 options, respectively, were exercised at the exercise price of $0.002 per share, for total proceeds received of $156 and $1,215, respectively.

16

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company’s stock option activity for the years ended December 31, 2021 and 2020, is as follows:

			Weighted average
		Weighted Average	Remaining
	Number of Shares	Exercise Price	Contractual Term
Outstanding at December 31, 2019	1,146,554	$0.002	9.7
Granted	917,864	0.060	-
Exercised	(607,250)	0.002	-
Expired/Cancelled	-	-	-
Outstanding at December 31, 2020	1,457,168	$0.114	9.2
Granted	612,398	0.180	-
Exercised	(77,811)	0.002	-
Expired/Cancelled	(37,000)	0.180	-
Outstanding at December 31, 2021	1,954,755	$0.138	8.5
Exercisable at December 31, 2021	824,816	$0.301	8.2

Stock-based compensation expense for stock options for the years ended December 31, 2021 and 2020 was $9,323 and $3,832, respectively.

As of December 31, 2021, the total estimated remaining stock-based compensation expense for unvested stock options is $21,793 which is expected to be recognized over a weighted average period of 3.5 years.

The Company estimates the fair value of stock options that contain service and/or performance conditions using the Black-Scholes option pricing model. The range of input assumptions used by the Company were as follows:

	December 31, 2021	December 31, 2020
Expected life (years)	6.25	6.25
Risk-free interest rate	0.01%-0.04%	0.13%
Expected volatility	40%	40%
Annual dividend yield	0%	0%

The Company recognizes stock option forfeitures as they occur. The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company’s stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company’s common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company’s common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company’s history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

17

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Warrants

As of December 31, 2021 and 2020, the Company has 230,000 warrants outstanding to a service provider. The exercise price is $0.01, and the warrant is exercisable through the latter of six months following the termination of the agreement or five years.

NOTE 6 – INCOME TAXES

For the years ended December 31, 2021 and 2020, the Company did not record a current or deferred income tax expense or benefit due to current and historical losses incurred by the Company. The Company’s losses before income taxes consist solely of losses from domestic operations.

On March 27, 2020, the United States enacted the CARES Act. The CARES Act includes provisions relating to refundable payroll tax credits, deferment of the employer portion of certain payroll taxes, net operating loss carryback periods, alternative minimum tax credit refunds, modifications to the net interest deduction limitations and technical corrections to tax depreciation methods for qualified improvement property. The CARES Act retroactively suspends the 80% income limitation on use of NOL carryovers for taxable years beginning before January 1, 2021, and allows 100% of any such taxable income to be offset by the amount of such NOL carryforward. This 80% income limitation is reinstated (with slight modifications) for tax years beginning after December 31, 2021.

A reconciliation of income tax expense (benefit) computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	2021	2020
Statutory U.S. Federal tax rate	21.0%	21.0%
Permanent differences:
State and local income taxes, net of Federal benefit	12.2%	12.2%
Stock compensation	-0.1%	-0.1%
Other	0.0%	-1.3%
Temporary differences	-0.2%	1.1%
Valuation allowance	-32.9%	-32.9%
Total	0.0%	0.0%

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets and liabilities as of December 31, 2021 and 2020 are comprised of the following:

	2021	2020
Deferred tax asset attributable to:
Net operating loss carryover	$2,489,000	$1,018,000
Valuation allowance	(2,489,000)	(1,018,000)
Net deferred tax asset	$-	$-

The Company has evaluated the positive and negative evidence bearing upon its ability to realize its deferred tax assets, which are comprised primarily of net operating loss carryforwards. Management has considered the Company’s history of cumulative net losses in the United States, estimated future taxable income and prudent and feasible tax planning strategies and has concluded that it is more likely than not that the Company will not realize the benefits of its U.S. federal and state deferred tax assets. Accordingly, a full valuation allowance has been established against these net deferred tax assets as of December 31, 2021 and 2020, respectively. The Company reevaluates the positive and negative evidence at each reporting period. The Company’s valuation allowance increased during 2021 by approximately $1,471,000, primarily due to the generation of a net operating loss of approximately $4,400,000.

18

GATSBY DIGITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

At December 31, 2021, the Company had federal and state net operating loss carry forwards of approximately $7,500,000. The federal and state net operating losses since Inception have no expiration.

Utilization of the U.S. federal and state net operating loss and research and development credit carryforwards may be subject to a substantial annual limitation under Section 382 and Section 383 of the Internal Revenue Code of 1986, as amended, and corresponding provisions of state law, due to ownership changes that have occurred previously or that could occur in the future. These ownership changes may limit the amount of net operating loss and research and development credit carryforwards that can be utilized annually to offset future taxable income and tax liabilities, respectively. The Company has not completed a study to assess whether a change of ownership has occurred, or whether there have been multiple ownership changes since its formation. Any limitation may result in expiration of a portion of the net operating loss carryforwards or research and development tax credit carryforwards before utilization.

The Company is subject to tax in the United States (“U.S.”) and files income tax returns in the U.S. Federal jurisdiction and several states and local jurisdictions where the Company has determined it has tax nexus.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception.  The Company currently is not under examination by any tax authority.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021 through July 7, 2022, the date these consolidated financial statements were available to be issued, and noted no additional events requiring recognition or disclosure.

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Item 8.

INDEX TO EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-1192) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920104521/tm2025984d2_ex2-1.htm)
2.2	Amended and Restated Bylaws (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-1192) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920104521/tm2025984d2_ex2-2.htm)
3.1	Investors’ Rights Agreement (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11292) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920118520/tm2025984d7_ex3-1.htm).
3.2	Form of Warrant to Purchase Common Stock of Gatsby Digital, Inc. (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11292) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465920104521/tm2025984d2_ex3-2.htm)
4.1	Form of Subscription Agreement for Closed Regulation A Offering (Filed as an exhibit to the Gatsby Digital, Inc. Regulation A Preliminary Offering Statement on Form 1-A (Commission File No. 024-11292) and incorporated herein by reference. Available at, https://www.sec.gov/Archives/edgar/data/1815414/000110465920118520/tm2025984d7_ex4-1.htm)
6.3	Gatsby Digital License and Support Agreement (Filed as an exhibit to the Gatsby Digital, Inc. Form 1-SA (Commission File No. 024-1192) and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465921119794/tm2128370d1_ex6-3.htm)
6.4	Agreement and Plan of Merger (Filed as an exhibit to the Gatsby Digital, Inc. Form 1-U and incorporated herein by reference. Available at: https://www.sec.gov/Archives/edgar/data/1815414/000110465921152820/tm2135729d1_ex6-4.htm).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, State of New York, on July 8, 2022.

Gatsby Digital, Inc.

By: /s/ Ryan Belanger-Saleh
Ryan Belanger-Saleh, Co-Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons in the capacities and on the dates indicated.

By: /s/ Ryan Belanger-Saleh

Ryan Belanger-Saleh , Co-Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
July 8, 2022

By: /s/ Jeff Myers
Jeff Myers, Co-Chief Executive Officer
July 8, 2022

By: Davis Gaynes
Davis Gaynes, Chief Operating Officer
July 8, 2022

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